EXHIBIT 99.1

e-Future Information Technology Inc.

No. 10 Building

BUT Software Park

No. 1 Disheng North Street

BDA, Yizhuang District

Beijing 100176, People’s Republic of China

To the shareholders of e-Future Information Technology Inc.	June 19, 2007 Beijing, China

To our shareholders:

It is my pleasure to invite you to attend our 2007 Annual Meeting of Shareholders on July 24, 2007, at 10:00 a.m., Beijing time. The meeting will be held at our company’s office at No. 10 Building, BUT Software Park, No. 1 Disheng North Street, BDA, Yizhuang District, Beijing 100176, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of 2007 Annual Meeting of Shareholders and Proxy Statement. At the meeting, we will also report on our company’s performance and operations during the fiscal year ended December 31, 2006 and respond to shareholder questions.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY TELEPHONE, THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. WE MUST RECEIVE YOUR PROXY BY 1:00 A.M. U.S. CENTRAL STANDARD TIME ON JULY 23, 2007 IN ORDER FOR IT TO BE COUNTED, AND WE MUST RECEIVE ANY REVOCATION OF YOUR PROXY AT OR BEFORE THIS SAME TIME IN ORDER FOR THE REVOCATION TO BE EFFECTIVE. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Johnson Li
Johnson Li
Secretary

e-Future Information Technology Inc.

No. 10 Building

BUT Software Park

No. 1 Disheng North Street

BDA, Yizhuang District

Beijing 100176, People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 24, 2007

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of e-Future Information Technology Inc. will be held on July 24, 2007 at 10:00 a.m., Beijing time, at our offices located at No. 10 Building, BUT Software Park, No. 1 Disheng North Street, BDA, Yizhuang District, Beijing 100176, People’s Republic of China, for the following purposes:

1.	To elect two (2) Class II directors to serve until the annual meeting of shareholders in 2010 or until their successors are duly elected and qualified.

2.	To approve for the purposes of NASD Marketplace Rule 4350, the issuance of Ordinary Shares in excess of 20% of the number of outstanding Ordinary Shares on March 13, 2007 in connection with a private placement entered on such date (the “Private Placement”).

3.	To ratify the appointment of Hansen Barnett & Maxwell as independent auditors of e-Future Information Technology Inc. for the fiscal year ending December 31, 2007.

4.	To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our Ordinary Shares at the close of business on June 14, 2007 are entitled to vote at the annual general meeting and any adjournment or postponement thereof, in accordance with the terms herein described.

FOR THE BOARD OF DIRECTORS

/s/ Adam Yan
Adam Yan
Chief Executive Officer

Beijing, China

June 19, 2007

YOUR VOTE IS IMPORTANT

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

e-Future Information Technology Inc.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on July 24, 2007 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at No. 10 Building, BUT Software Park, No. 1 Disheng North Street, BDA, Yizhuang District, Beijing 100176, People’s Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about June 19, 2007. We must receive any proxy by 1:00 a.m. U.S. Central Standard Time on July 23, 2007 in order for it to be counted.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Johnson Li, our Secretary. We must receive any written revocation or change of proxy by 1:00 a.m. U.S. Central Standard Time on July 23, 2007 in order for the revocation to be effective.

Record Date, Share Ownership and Quorum

Subject to a limitation described in the next sentence, shareholders of record at the close of business on June 14, 2007 are entitled to vote at the annual general meeting. As to Proposal Two, shares issued in connection with the private placement described in Proposal Two, if any, may not be voted in favor of such proposal. As of June 14, 2007, 2,633,500 of our ordinary shares, par value $0.0756 per share (“Ordinary Shares” or “Shares”), were issued and outstanding. The presence of at least fifty percent of our eligible shares in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting.

Voting and Solicitation

Each Share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be taken by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

Our company will bear the costs of soliciting proxies. Our directors, officers and regular employees may solicit proxies, without additional compensation, in person or by telephone or electronic mail. We will furnish copies of solicitation materials to banks, brokerage houses, fiduciaries and custodians holding in their names our Shares or beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our Shares and for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of Ordinary Shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. Subject to a limitation with regard to Proposal Two, if no specific instructions are given by such holders, the Shares will be voted “FOR” Proposals One, Two and Three and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of Ordinary Shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Approval of Proposals

In order to be “approved”, the proposals to be considered at the Annual Meeting of shareholders must receive a sufficient number of votes in favor of approval, which amount varies according to the proposal. In particular, the proposals require the following number of votes:

Proposal One. The nominees receiving the highest number of “FOR” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. Any proxy given will be voted “FOR” each of the nominees for director listed on the proxy unless a properly executed proxy card is marked “WITHHOLD” as to a particular nominee or nominees for director.

Proposal Two. Approval of the issuance of Ordinary Shares in excess of 20% of the number of outstanding Ordinary Shares on March 13, 2007 and a potential change of control, both in connection with the Private Placement, requires that a majority of the votes cast at the meeting be voted “FOR” the proposal. Shares (including any rights to obtain shares pursuant to conversion or exercise) issued in connection with the Private Placement may not be voted to approve Proposal Two.

Proposal Three. The ratification of the appointment of Hanson Barnett & Maxwell as our independent auditors for the fiscal year ended December 31, 2007 requires that a majority of the votes cast at the meeting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

Other Matters. If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2008 annual general meeting must be received by February 19, 2008 at No. 10 Building, BUT Software Park, No. 1 Disheng North Street, BDA, Yizhuang District, Beijing 100176, People’s Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each of the nominees listed in the Proxy Statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $2,000 per Board of Directors meeting attended. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Directors did not receive any stock award, option, non-equity incentive plan, pension, non-qualified deferred or other compensation in 2006.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and our company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and our director independence standards. We believe that our company meets the independence standards adopted by the Securities and Exchange Commission (“SEC”) and the Nasdaq Capital Market.

What role does the Corporate Governance Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Corporate Governance Committee are to (i) assess the performance of the Board; and (ii) consider and make recommendations to the Board with respect to the nominations or elections of directors and other governance issues. In addition to identifying potential nominees for the Board, the Corporate Governance Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Corporate Governance Committee’s charter is available in print upon request. The Corporate Governance Committee’s charter is also available on our website at www.e-future.com.cn. The Corporate Governance Committee of the Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Corporate Governance Committee independent?

Yes. All members of the Corporate Governance Committee have been determined to be independent by the Board of Directors.

How does the Corporate Governance Committee identify and evaluate nominees for director?

The Corporate Governance Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified our company that they do not wish to stand for re-election. Such was the case for Mr. Wenhua Tong, a Class II Director who notified the Board that he did not wish to stand for re-election at the conclusion of his term. The Corporate Governance Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although we did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Corporate Governance Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to our company and our business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management.

What are the Corporate Governance Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Corporate Governance Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of our company at our business address:

•	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

•	documentation establishing that the shareholder making the recommendation is an eligible shareholder;

•	the written consent of the candidate to serve as a director of our company, if elected; and

•	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made.

If the candidate is to be evaluated by the Corporate Governance Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of our company, a completed statement regarding conflicts of interest, and a waiver of liability for background check from the candidate.

What are the minimum qualifications required to serve on the Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Corporate Governance Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

•	A director must be prepared to represent the best interests of all shareholders, and not just one particular constituency;

•	A director must have a record of professional accomplishment in his or her chosen field; and

•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other characteristics does the Corporate Governance Committee consider?

The Corporate Governance Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

Does our company have a Code of Conduct?

Our company has adopted a Code of Conduct, which is applicable to all of our directors, officers and associates, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Conduct is available in print upon request. Our Code of Conduct is also available on our website at www.e-future.com.cn.

How often did the Board meet in fiscal 2006?

The Board of Directors met two (2) times during fiscal 2006. Each committee of the Board of Directors met two (2) times during fiscal 2006. Each incumbent director attended at least 75% of the meetings of the Board of Directors and of the standing committees of which he or she was a member during fiscal 2006. We have not adopted a formal policy regarding Board of Directors attendance at annual meetings of shareholders.

How may shareholders communicate with the Board of Directors as a whole, individual Board committees, or individual members of the Board of Directors?

Shareholders and others who are interested in communicating directly with the Board as a whole, a Board committee or individual members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Board of Directors, Board Committee(s) and/or or Individual Director(s)

c/o Secretary

e-Future Information Technology Inc.

No. 10 Building

BUT Software Park

No. 1 Disheng North Street

BDA, Yizhuang District

Beijing 100176, People’s Republic of China

All communications will be compiled by the Secretary and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

What are the committees of the Board?

During fiscal 2006, the Board of Directors had standing Audit, Corporate Governance, and Compensation Committees. The members of each of the committees as of June 19, 2007, their principal functions and the number of meetings held during the fiscal year ended December 31, 2006 are shown below:

Compensation Committee

The members of the Compensation Committee are:

Wenhua Tong, Chairman(1)

Dong Cheng, Ph.D.

Chaoyong Wang

(1)	Mr. Tong has elected for personal reasons not to stand for re-election to the Board of Directors and will be replaced on the Compensation Committee by another independent director.

The Compensation Committee held two (2) meetings during the fiscal year ended December 31, 2006. The Compensation Committee’s charter is available on our website at www.e-future.com.cn and in print upon request. The Compensation Committee’s principal responsibilities include:

•	Making recommendations to the Board of Directors concerning executive management organization matters generally;

•

In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers;

•	Making recommendations to the Board of Directors regarding all contracts of our company with any officer for remuneration and benefits after termination of regular employment of such officer;

•	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

•	Administering our formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While our executives will communicate with the Compensation Committee regarding executive compensation issues, the executive officers do not participate in any executive compensation decisions.

Audit Committee

The Audit Committee of the Board of Directors is composed of three directors, each of whom is an “independent director” as that term is defined under Nasdaq Stock Market listing standards. The members of the Audit Committee are:

Chaoyong Wang, Chairman

Dong Cheng, Ph.D.

Wenhua Tong(1)

(1)	Mr. Tong has elected for personal reasons not to stand for re-election to the Board of Directors and will be replaced on the Audit Committee by another independent director.

The Audit Committee held two (2) meetings during the fiscal year ended December 31, 2006. The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of our company’s financial statements and the independence of its external auditors. Our company believes that each of the members of the Audit Committee is “independent,” and Dr. Cheng qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

•	Review and recommend to the directors the independent auditors to be selected to audit the financial statement of our company;

•

Meet with the independent auditors and management of our company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

•

Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of our company. The Audit Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

•	Review the internal accounting function of our company, the proposed audit plans for the coming year and the coordination of such plans with our independent auditors;

•

Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

•

Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of our financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

•	Review accounting and financial human resources and succession planning within our company;

•	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Corporate Governance Committee

The members of the Corporate Governance Committee are:

Dong Cheng, Ph.D., Chairman

Chaoyong Wang

Wenhua Tong(1)

(1)	Mr. Tong has elected for personal reasons not to stand for re-election to the Board of Directors and will be replaced on the Corporate Governance Committee by another independent director.

The Corporate Governance Committee held two (2) meetings during the fiscal year ended December 31, 2006. All members of the Corporate Governance Committee are independent, as such term is defined by the Nasdaq Capital Market listing standards. The Corporate Governance Committee undertakes to:

•

Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of our company;

•	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

•	Oversee the process of evaluation of the performance of Board of Directors and committees;

•	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

•

Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

•	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

PROPOSAL ONE

ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES

(ITEM 1 ON THE PROXY CARD)

Nominees for election as Class II members of the Board of Directors to serve three year terms expiring in 2010:

DENNIS O. LAING

Class II Director Nominee

Age – 60

Class III Independent Director since April 20, 2007

Mr. Dennis O. Laing has practiced law in Richmond, Virginia for over 30 years. Mr. Laing’s law practice centers upon business and corporate law with special interest in energy, healthcare and technology sectors. Mr. Laing received a bachelor’s degree in government from the University of Virginia and a law degree from the University of Richmond. Mr. Laing was initially appointed to the Board of Directors to fill a vacancy left by the resignation of Mr. L. McCarthy Downs III upon the termination of appointment rights held by Anderson & Strudwick Incorporated received in connection with its service as underwriter in our initial public offering. Mr. Laing currently serves as a Class III director; however both he and the Board wish for Laing to be elected as a Class II director.

PING YU

Class II Director Nominee

Age – 37

Ms. Ping Yu is our Company’s Chief Financial Officer and is a United States-educated Certified Public Accountant. She received a bachelor’s degree from Hubei University and a master’s degree in Business Administration from Rutgers University. From 1993 to 2001, Ms. Yu served various positions in different corporations, including service as a Senior Accountant of Longchamp Sales Corp. (August 1993—June 1996), a Senior Analyst of Citic Industrial Bank (July 1996 – September 1999), and Chief Officer of the Accounting Department of Walkalone Real Estate Co. (October 1999 – April 2001). In 2001, Ms. Yu she received her master’s degree and began work as an auditor for Golf & Wrobleski in New York (September 2002 – February 2004). In 2004, on returning to China, Ms. Yu served as manager of the internal auditing section of Dongfeng Nissan (February 2004 – June 2005), where she was responsible for internal control and risk management tasks. Before being employed by e-Future, Ms. Yu served as a specialist in Beijing Smartdot Technologies, Inc. (July 2005 – December 2006), providing consultation to companies listed in the United States on meeting the requirements of the Sarbanes-Oxley Act as well as helping companies implement the COSO-Enterprise Risk Management-Integrated framework.

THE BOARD RECOMMENDS A VOTE “FOR”

THE ELECTION OF EACH OF THESE

NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO

AUTHORIZATION TO ISSUE ORDINARY SHARES

(ITEM 2 ON THE PROXY CARD)

Overview

On March 13, 2007 (the “Closing Date”), we issued to three (3) funds associated with two (2) independent institutional investors (collectively, the “Investors”) (i) senior convertible promissory notes in the aggregate principal amount of $10 million (the “Notes”); (ii) Series A Warrants to purchase an aggregate of 184,077 shares of our Ordinary Shares (the “Series A Warrants”); and (iii) Series B Warrants to purchase an aggregate of 230,097 of our Ordinary Shares (the “Series B Warrants”), all for an aggregate purchase price of $10 million. The Notes and Series A and B Warrants were sold pursuant to a Securities Purchase Agreement dated as of March 13, 2007 between us and the Investors (the “Purchase Agreement”). We also issued the placement agent for the transaction warrants to purchase 73,291 of our Ordinary Shares having similar terms and conditions as the Warrants issued to the Investors. The Series A, B and Placement Agent Warrants are sometimes referred to collectively as the “Warrants.”

Purchase Agreement

Under the Purchase Agreement, we agreed with the Investors that: (i) within six (6) months after the Closing Date, we will hold up to two (2) shareholder meetings (including this meeting) for the purchase of soliciting shareholder approval (the “Shareholder Approval”) of the issuance of our Ordinary Shares pursuant to the Notes and Warrants in excess of 526,699 shares, such amount representing one (1) share less than 20% of the aggregate number of Ordinary Shares outstanding immediately prior to the sale of the Notes and issuance of the Warrants; (ii) until June 10, 2008 we will not file any other registration statement with the SEC; (iii) until March 12, 2008, we will not, without written consent of the Investors holding two-thirds (2/3) of the principal amount of the Notes, conduct any subsequent placement of our equity securities (other than an offering of Excluded Securities, as such term is defined in the Purchase Agreement); (iv) the Investors will have rights of first refusal on subsequent placements made from March 13, 2008 until March 12, 2009, which rights allow the Investors to participate pro rata in the subsequent placement; (v) we will be restricted from issuing certain types of debt and equity instruments while the Notes are outstanding; and (vi) certain of our officers and directors who hold our Ordinary Shares have executed a voting agreement, which requires them to vote in favor of Shareholder Approval and restricts their ability to transfer their Shares.

Pursuant to the Registration Rights Agreement, if we do not receive Shareholder Approval at this Annual Meeting, then as long as the Notes remain outstanding, (i) we are required to hold one (1) more Shareholders’ Meeting on or before September 12, 2007, at our expense, to solicit Shareholder Approval, and (ii) we are required to seek Shareholder Approval at each annual Shareholders’ Meeting thereafter until we receive Shareholder Approval.

The following discussion includes a summary of the Note, Series A, B and Placement Agent Warrants, forms of which are attached to this proxy statement as Exhibit A, Exhibit B, Exhibit C, and Exhibit D, respectively. The summary is qualified in its entirety by reference to the attached documents. Shareholders are urged to read the forms for a more complete description of the terms and conditions of the Notes and Warrants.

Senior Convertible Promissory Notes

The Notes are convertible in whole or in part into our Ordinary Shares, at the option of the Investors, at a conversion price of $24.99 per share (the “Conversion Price”), subject to adjustment upon certain conditions. The Conversion Price is subject to reset to the market price of the Ordinary Shares on June 11, 2008, in the event the Market Price is less than $24.99 at such time. The Conversion Price for the Notes is also subject to anti-dilution provisions in connection with certain dilutive issuances of our securities as well as for adjustments for stock splits and the like. In no event will the Conversion Price be lower than $19.00 per Ordinary Share.

The Notes mature on March 12, 2012 (the “Maturity Date”) and accrue interest at the interest rates set forth below:

March 13, 2007-March 12, 2008	–	3.0%
March 13, 2008-March 12, 2009	–	5.0%
March 13, 2009-March 12, 2010	–	7.0%
March 13, 2010-March 12, 2012	–	10.0%

Interest is payable quarterly beginning April 1, 2007 until the earlier of the Maturity Date or the date of conversion of the Notes (the “Conversion Date”).

Series A Warrants

The Series A Warrants have an exercise price of $28.25 per Share and contain anti-dilution provisions that are similar to those contained in the Notes; however, the Series A Warrants (i) do not contain a reset provision similar to the Notes and (ii) do not contain a floor below which the exercise/conversion price cannot fall like the Notes do. The Series A Warrants expire on August 12, 2012.

Series B Warrants

The Series B Warrants have an exercise price of $24.99 per Share, and contain anti-dilution provisions that are similar to those contained in the Notes; however, the Series B Warrants (i) do not contain a reset provision similar to the Notes and (ii) do not contain a floor below which the exercise/conversion price cannot fall like the Notes do. The Series B Warrants are exercisable until the twelfth month after the date on which Shareholder Approval of this Proposal Two occurs.

Placement Agent Warrants

The Placement Agent Warrants have an exercise price of $24.99 per Share, and contain anti-dilution provisions that are similar to those contained in the Notes; however, the Placement Agent Warrants (i) do not contain a reset provision similar to the Notes and (ii) do not contain a floor below which the exercise/conversion price cannot fall like the Notes do. The Placement Agent Warrants are exercisable from the date on which Shareholder Approval of this Proposal Two occurs until August 12, 2012.

Reasons for Shareholder Approval

Our Ordinary Shares are listed on the Nasdaq Capital Market, and, as a result, we are subject to the rules of The Nasdaq Stock Market. Under Nasdaq Marketplace Rule 4350(i)(1)(B) and 4350(i)(1)(D), respectively, shareholder approval must be sought when (a) the issuance or potential issuance will result in a change of control of our company or (b) in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by us of our Ordinary Shares (or securities convertible into or exercisable for our Ordinary Shares) equal to 20% or more of the Ordinary Shares or 20% or more of the voting power outstanding before the issuance for less than the greater of the book or market value of the Ordinary Shares.

On March 13, 2007, the last trading day prior to the date the Notes were sold, the market value of our Ordinary Shares on the Nasdaq Capital Market was $21.73 per Ordinary Share. Assuming no adjustments are made to the Conversion Price of the Notes, the Ordinary Shares issuable upon the conversion of the Notes would be not be issued at a price that is below the book value or market value of the Ordinary Shares as of the date we sold the Notes and the applicable Nasdaq Marketplace Rules would not be implicated solely by the issuance of the Ordinary Shares at that price. However, a drop in the market price of our Ordinary Shares or certain future issuances may cause adjustments to the Conversion Price of the Notes and Warrants such that the Conversion Price could be less than the market value of our Ordinary Shares as of the date we sold the Notes. In particular, the Notes may, on the reset date or on a dilutive issuance, adjust down to a floor of $19.00 per share, which is lower than the market price of our Ordinary Shares on March 13, 2007, and there is no limit to the amount by which the exercise prices of the Warrants may drop on a dilutive issuance.

Immediately prior to the sale of the Notes under the Purchase Agreement, 2,633,500 of our Ordinary Shares were outstanding. As of June 18, 2007, none of our Ordinary Shares had been issued upon conversion of the Notes or exercise of the Warrants. An indeterminate number of Ordinary Shares could also be issued upon conversion of the Notes and Exercise of the Warrants because of the potential anti-dilution adjustments to the Conversion Price. Accordingly, under Nasdaq Marketplace Rule 4350(i)(1)(D) and pursuant to the terms of the Purchase Agreement and the Notes, we are required to obtain Shareholder Approval before we can issue shares of our Ordinary Shares in excess of 526,699 Ordinary Shares.

In addition, Nasdaq Marketplace Rule 4350(i)(1)(B) requires shareholder approval in connection with the issuance or potential issuance of securities that will result in a change of control of an issuer. In determining whether shareholder approval would be required, Nasdaq looks to the hypothetical maximum number of shares that could potentially be issued and the minimum price per share for which such shares could potentially be issued. Generally, NASD interpretations provide that 20% ownership of the shares of an issuer by one person or group of affiliated persons is deemed to be control of such issuer. While we do not believe that the issuance of the Ordinary Shares pursuant to the terms of Notes and upon exercise of the Warrants will result in a change of control, and therefore we do not believe that Rule 4350(i)(1)(B) applies to this issuance, a substantial adjustment to the Conversion Price of the Notes and the Exercise Price of the Warrants could result in a sufficient number of Ordinary Shares issued under the Notes and upon exercise of the Warrants to constitute a change in control. Accordingly, we are seeking shareholder approval at this time in advance of any such issuance of our Ordinary Shares. Absent shareholder approval of this Proposal Two, we will not be able to issue Ordinary Shares pursuant to the Notes and Warrants to the extent such issuance would exceed 526,699 Ordinary Shares, or one share less than 20% of our outstanding Ordinary Shares as of the date the Notes were sold.

If this Proposal Two is not approved by the shareholders at this annual meeting, we will be required to cause a second shareholders’ meeting to be held on or before September 12, 2007, at our expense, seeking Shareholder Approval and to seek Shareholder Approval at future annual shareholder meetings.

We granted the Investors registration rights with respect to the Ordinary Shares issuable under the Notes or upon exercise of the Warrants. In connection with the closing of the transaction under the Purchase Agreement, we filed a registration statement on Form F-3 with the SEC, which was declared effective by the SEC on June 11, 2007. That registration statement covers the resale of our Ordinary Shares that are issuable under the Notes and upon exercise of the Warrants and assumes that Shareholder Approval will be received. If Shareholder Approval is not obtained then (i) the Placement Agent Warrants may not be exercised and (ii) the maximum number of shares issuable under the Notes, Series A Warrants and Series B Warrants will be 526,699 Ordinary Shares.

Votes Required for Approval of Proposal Two

The affirmative vote of a majority of the votes cast by all the shareholders entitled to vote for this proposal, excluding the shares issued or issuable in connection with the Private Placement, is required to approve the issuance of Ordinary Shares pursuant to the Notes in an aggregate amount of 20% or more of our outstanding Ordinary Shares on the date the Notes were sold. A properly executed proxy marked “ABSTAIN” with respect to this proposal will be counted for purposes of determining whether a quorum exists. However, a proxy market “ABSTAIN” will not be considered a vote cast. Accordingly, an abstention will have no effect on the approval of this proposal. Pursuant to applicable rules of The Nasdaq Stock Market, the holders of Ordinary Shares issued pursuant to the Notes are not entitled to cast votes on this proposal with respect to such shares, and such shares will not be counted for purposes of determining whether a quorum exists with respect to this proposal.

Exhibits Relating to Proposal Two

All descriptions of the Notes and Warrants are qualified in their entirety by reference to the forms of Note, Series A Warrant, Series B Warrant and Placement Agent Warrant, attached to this proxy statement as Exhibit A Exhibit B, Exhibit C and Exhibit D, respectively.

THE BOARD RECOMMENDS A VOTE “FOR” THE APPROVAL

OF THE ISSUANCE OF ORDINARY SHARES IN EXCESS OF 20%

OF THE NUMBER OF ORDINARY SHARES ON MARCH 13, 2007

CONNECTION WITH THE PRIVATE PLACEMENT.

PROPOSAL THREE

RATIFICATION OF INDEPENDENT AUDITORS

(ITEM 3 ON THE PROXY CARD)

Our Audit Committee recommends, and our board concurs, that Hansen Barnett & Maxwell be appointed as our independent auditors for the year ending December 31, 2007.

In the event our shareholders fail to ratify the appointment, our Audit Committee will reconsider its selection. Even if the selection is ratified, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of our company and shareholders.

A representative of Hansen Barnett & Maxwell is expected to be present at the annual general meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this Proposal Three.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND

A VOTE “FOR” RATIFICATION OF THE APPOINTMENT OF

HANSEN BARNETT & MAXWELL AS OUR INDEPENDENT

AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2007.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to the beneficial ownership as of June 14, 2007 (unless otherwise indicated) by:

•	All persons who are beneficial owners of five percent or more of our ordinary shares,

•	each of our directors,

•	our current Chief Executive Officer and our Chief Financial Officer, and

•	All current directors and executive officers as a group.

As of June 14, 2007, 2,633,500 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Number of Shares Beneficially Owned
Name	Number	Percentage
5% Shareholder

C Tech Fund	508,750	19.32%

Executive Officers and Directors

Adam Yan (1)	387,275	14.7

Yu Ping (2)	2,000	*

Ming Zhu	0	*

Dong Cheng, Ph.D. (2)	12,000	*

Wenhua Tong	0	*

Chaoyong Wang (2)	12,000	*

Dennis O. Laing	0	*

All current directors and named executive officers as a group (7 persons) (3)	413,275	15.5%

*	Less than 1%
(1)	Includes currently exercisable options to purchase 3,847 ordinary shares.
(2)	Represents currently exercisable options.
(3)	Includes currently exercisable options to purchase an aggregate of 29,847 ordinary shares.

Summary Compensation Table

The following table sets forth certain information concerning compensation paid during 2004, 2005 and 2006 to our Chief Executive Officer. Our company did not employ our Chief Financial Officer during 2004, 2005 or 2006.

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary (US$)		Bonus (US$)	Securities Underlying Options (#)	All Other Compensation (US$)	Aggregate Compensation (US$)
Adam Yan Chairman and Chief Executive Officer	2006 2005 2004	$ $ $	23,922 23,922 16,487	0 0 0	0 0 0	0 0 0	$ $ $	23,922 23,922 16,487

COMPENSATION REPORT FROM THE COMPENSATION COMMITTEE

OF THE BOARD OF DIRECTORS

This report describes the Company’s executive officer compensation strategy, the components of the compensation program, and the manner in which the 2006 compensation determinations were made for the Company’s Chief Executive Officer, Adam Yan, and the Company’s other executive officers (collectively, the “Executive Officers”).

The Compensation Committee is required to provide shareholders a report explaining the rationale and considerations that led to the fundamental executive compensation decisions affecting the Company’s Executive Officers. In fulfillment of this requirement, the Compensation Committee, at the direction of the Company’s Board of Directors, has prepared the following report for inclusion in this Proxy Statement. None of the members of the Compensation Committee is an Executive Officer or employee of the Company.

The duties of the Compensation Committee include determining and approving the Chief Executive Officer’s compensation level, reviewing and making recommendations to the board with respect to other Executive Officers’ compensation, incentive-compensation plans and equity based-plans, and administering our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board.

In 2001, we adopted a one year stock option plan for our officers and employees. The 2001 stock options have terms of ten years from the date of grant. The exercise price of stock options granted under the plan is $4.705 per ordinary share. We have reserved 62,499 ordinary shares for issuance as stock options under our stock option plan and have issued options to purchases an aggregate of 62,499 ordinary shares as of June 19, 2007.

In 2005, we adopted an additional stock option plan to be implemented following the completion of our initial public offering. This plan authorizes the issuance of up to 5% of the number of ordinary shares outstanding after the initial public offering. Pursuant to this plan, we may issue options to purchase our ordinary shares to our employees and directors (other than the director nominated by our underwriter). The Compensation Committee of the Board of Directors administers this plan.

The fundamental policy of the board of directors is to provide our Chief Executive Officer and other Executive Officers with competitive compensation opportunities based upon their contribution to the financial success of our company and their personal performance. It is the Board of Directors’ objective to have a substantial portion of each Executive Officer’s compensation contingent upon our company’s performance as well as upon his or her own level of performance. Accordingly, the compensation package for such Executive Officers is comprised of two elements: (i) base salary and (ii) long-term stock-based incentive awards.

Base Salary. The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the board deems appropriate.

In selecting comparable companies for the purposes of maintaining competitive compensation, the board of directors considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The Board of Directors also considers companies outside the industry which may compete with us in recruiting executive talent.

Long-Term Compensation. The board of directors believes that stock ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Stock options are used to retain executives and motivate them to improve long-term stock market performance. Factors considered in making an award of stock options include the individual’s position in our company, his or her performance and responsibilities, and internal comparability considerations.

As a result of the provisions of 2005 stock option plan, the options will provide a return to the Executive Officer only if the Executive Officer remains employed by our company during the vesting period, and then only if the market price of the underlying shares appreciates over the option term. The actual options granted to each of the Executive Officers named in the Summary Compensation Table is indicated in the Long-Term Compensation column.

Compensation of the Chief Executive Officer. The compensation of the Chief Executive Officer is reviewed annually. Our current Chief Executive Officer, Adam Yan, who assumed this position in November 2000, currently receives a base salary of $23,922 per year.

Compensation Committee

Dong Cheng, Ph.D.
Wenhua Tong
Chaoyong Wang

AUDIT COMMITTEE REPORT

Our Audit Committee oversees the financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Our independent auditor is responsible for expressing an opinion on the conformity of our company’s audited financial statements with generally accepted accounting principles. We appointed Hansen Barnett & Maxwell as our company’s independent auditor for 2006 after reviewing that firm’s performance and independence from management. We have recommended that Hansen Barnett & Maxwell be reappointed as our company’s independent auditor for fiscal year 2007 at the annual general meeting of shareholders scheduled on July 24, 2007.

In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2006 Annual Report to Shareholders. We reviewed with our independent auditor its judgments as to the quality, not just the acceptability, of our company’s accounting principles and discussed with its representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent auditor its independence from management and our company and its affiliates, and received its written disclosures pursuant to Independence Standards Board Standard No. 1. We further considered whether the non-audit services described elsewhere in this proxy statement provided by the independent auditor are compatible with maintaining the auditor’s independence.

We also discussed with our independent auditor the overall scope and plans for its audit. We met with the independent auditor, with and without management present, to discuss the results of its examination, its evaluation of our company’s internal controls, and the overall quality of financial reporting.

In reliance upon the reviews and discussions referred to above, we recommended to the board of directors, and the board of directors approved, the inclusion of the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2007, for filing with the SEC.

Audit Committee

Dong Cheng, Ph.D.
Wenhua Tong
Chaoyong Wang

*    *    *

The foregoing Audit Committee and Compensation Committee Reports shall not be deemed “filed” under the Securities Act of 1933, as amended (the “Securities Act”) or Exchange Act, and shall not be deemed to be incorporated by reference in any previous or future documents filed by our company with the SEC under the Securities Act or the Exchange Act, except to the extent that our company specifically incorporates the Audit Committee or Compensation Committee Report by reference in any such document.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee has adopted procedures which set forth the manner in which the Audit Committee will review and approve all audit and non-audit services to be provided by Hansen Barnett & Maxwell before that firm is retained for such services. The pre-approval procedures are as follows:

•

Any audit or non-audit service to be provided to us by the independent auditor must be submitted to the Audit Committee for review and approval, with a description of the services to be performed and the fees to be charged.

•

The Audit Committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through the execution of an engagement letter for the services by a member of the Audit Committee.

DISCLOSURE OF FEES CHARGED BY INDEPENDENT AUDITOR

The following table summarizes the fees charged by Hansen Barnett & Maxwell for certain services rendered to our company during 2005 and 2006.

	For the year ended December 31,
	(in thousands of U.S. dollars)
	2005	2006
Audit fees (1)	$68,000	$75,000

Audit-related fees (2)	—	—

Tax fees (3)	—	—

Others (4)	—	—

Total	$68,000	$75,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements that are not reported under “Audit Fees” and consultation on accounting standards or transactions.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for tax compliance and tax advice.
(4)	“Others” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for services not reported above.

In making its recommendation to ratify the appointment of Hansen Barnett & Maxwell as our company’s independent auditors for the fiscal year ending December 31, 2007, the Audit Committee has considered whether services other than audit and audit-related services provided by Hansen Barnett & Maxwell are compatible with maintaining the independence of Hansen Barnett & Maxwell.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Adam Yan
Adam Yan
Chief Executive Officer

Dated: June 19, 2007